November 13, 2007

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

100 F. St. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer Hardy

Re:	EnergySolutions, Inc.

Registration Statement on Form S-1 (File No. 333-141645)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned as representatives of the several underwriters of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby joins in the request of EnergySolutions, Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective by 4 p.m., Eastern Time, on November 14, 2007 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on October 31, 2007:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	28,500

The Commission is advised that the amount of compensation to be allowed or paid to the underwriters in connection with the offering and to be disclosed in the Registration Statement, as amended, will not exceed the amount that is cleared with FINRA.

Sincerely,

CREDIT SUISSE SECURITIES (USA) LLC J.P. MORGAN SECURITIES INC. MORGAN STANLEY & CO. INCORPORATED BY: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Mark Chesler
Name:	Mark Chesler
Title:	Director